UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   FORM 10-SB
                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                                 PROPALMS, INC.
                  --------------------------------------------
                 (Name of Small Business Issuer in its charter)

                                     Nevada
          ------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                   22-3351399
                      -------------------------------------
                     (I. R. S. Employer Identification No. )

                         Unit 7, The Maltings Castlegate
                              Malton, N. Yorkshire
                             United Kingdom YO17 7DP
                               011-44-1653-696270
           -----------------------------------------------------------
          (Address and Telephone Number of Principal Executive Offices
                        and Principal Place of Business)


       Securities to be registered pursuant to Section 12(b) of the Act.




       Securities to be registered pursuant to Section 12(g) of the Act.

                                  Common Stock
                                 --------------
                                (Title of Class)

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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


Item 1.  Description of Business

Propalms, Inc (the "Company"), a Nevada corporation formed in 2006, is a holding company with no operations. Its sole asset is ownership of 100% of Propalms, Ltd. a UK limited company ("Propalms"). For purposes of this description, all business of Propalms is being consolidated into the Company.

Propalms was founded in 2001 as a focused software company to develop infrastructure products to license and distribute world wide. Propalms specializes in URL filtering systems for both Microsoft Proxy and ISA Server platforms.

In 2005 Propalms purchased from Tarantella, Inc., a subsidiary of SunMicro Systems, the Terminal Service Edition (TSE), a Windows server-based software product. The Company's vision is to focus on its award winning TSE software and continue to develop innovative products for the Server-Based global market, from small businesses to the large enterprises. TSE publishes server-based Windows applications and the Windows desktop through a single, unified and portable browser interface.

Today, Propalms Ltd is a software vendor / development company that has extensive experience in the enhancement of value of software for distributors, and provision of quality support for a broad range of customers. Propalms works with value-added resellers (VARs) and Independent Software Vendors (ISVs) internationally enabling Propalms to innovatively enhance channel distribution, providing suppliers and customers with a better way of doing business.

     Propalms is dedicated to providing quality support, and reliable, scalable software at affordable prices. The Company's key advantages are:

          -    Existing and growing customer base worldwide

          -    Existing and increasingly secure annual support revenue

          -    Only one main competitor (Citrix Systems)

          -    Substantial barrier for other competition to enter market

Software Products

In 2005, Propalms purchased an existing and established software product called TSE (Terminal Services Edition), with customers worldwide and an established distribution network in 26 countries. Propalms purchased the intellectual property rights and all the technical knowledge base, and took over the key development team of the TSE product.

TSE enables any company to run all their software applications through their servers, rather than on each individual desktop. It enables all users, regardless of where they are based, to access their applications without having the problems of incompatibility issues and upgrade problems, all in a seamless manner.

TSE is a complete management product for the server-based computing environment. It enables all enterprises, large or small, to save significant money in managing their software and hardware, providing secure remote access and

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providing a more controlled IT environment. Using the base technologies of
Microsoft Windows, TSE provides a full solution that manages end users, application servers and server-hosted Windows applications.

Unlike other solutions, TSE leverages the Microsoft(R) RDP protocol as a standard building block, adding an intelligent management layer and protecting customers' long-term investments in the Microsoft platform. TSE publishes server-based Windows applications and the Windows desktop through a single, unified and portable browser interface.

Propalms acquired all the continuing annual support agreements, the brand rights with all collateral and the entire database of the TSE product including all customer information.

The financial implication to any organization or government in installing a thin client solution is substantial money savings. Therefore, this sector of the software industry has become one of the key growth areas in recent years.

Marketing and Distribution

Propalms does not typically sell its products directly to customers. Most sales are channeled through its certified distribution network throughout the world. Propalms focuses its resources and energy on the technical development and enhancement of its products, and the marketing campaigns and sales generation leads, which are then passed on through its distribution channels.

The Company's initial strategy is to focus on the small business emerging market which its principal competition has no real hunger for. Propalms is focused on winning orders for companies needing 100 to 400 end user licenses, which strategy positions Propalms as an alternative to its very large competitor.

Propalms has a number of marketing tools at its disposal:

          o E-Shot: The marketing tool of the moment - it is both cheap to produce, cheap to send, and can generate instant results. Propalms is currently evaluating two email marketing and lead generation tools that enable it to verify the value of the e-shot blast and provide it with the metrics to ensure it is obtaining value for the money invested.

          o Tracking: Online tracking is very important to see how many people have read an e-shot or e-newsletter, who is reading it, and which articles interested them most. This allows for a more targeted sales and marketing effort.

          o Leadbank: Offers a complete lead generation service and is hosted as an ASP service.Leadbank's forte is in generating qualified leads and website optimization for search engines. There is also a facility for e-broadcasts.

          o Data Cleaning and Subscription Management: Leadbank will be able to clean Propalms' existing data. With regards to subscription management, Leadbank can be configured to ask a number of segmenting questions, including an opt-in question. The data can

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               then be filtered to collect the required results, providing a tool to generate tight, responsive email communities, allowing targeted and rapid dissemination of information. The tracking capabilities will then be verified.

          o Direct Mail: Providing there is a tight control on the return on investment, direct mailings can be a positive marketing tool. However, the cost of direct mail pieces can be prohibitive and will only be considered where substantial vendor funding is available.

          o Telemarketing: Propalms will have access to 3 separate telemarketing resources: (i) the internal telemarketing department working out of its own offices, (ii) the sales account managers, and (iii) Target 250 Ltd who are a specialist UK based telemarketing company that get technology companies appointments with IT Directors. (on a project by project basis). Telemarketing enables the Company to ensure marketing messages can be followed up and results can be quantified. Propalms' telemarketing is flexible and can respond quickly any topic the public is interested in.

          o Advertising: Propalms is booking space in specific trade publications that provide targeted exposure to the reseller community.

          o Propalms Website: The website has been developed and is maintained in-house. This allows for changes to be made instantly, offering a dynamic website. As the backbone of Propalms online marketing effort, the website constantly reflects the products and services offered, the current campaign, and a clear "call to action" for each product page.

Propalms provides a unique proposition to the distributor and reseller channel on a worldwide basis through adding the services below:

          o Telesales: Propalms intention is to employ our own telemarketing team both in the UK and the U.S. that will eventually consist of five people who average four hundred calls a day into end user databases. These end users tend to be Government, Health, Education and Corporate with networks with more than 250 personal computers. The leads are then re-qualified by Propalms' team of product managers before being handed to the account managers to hand to their resellers. These leads are then tracked by the telemarketing team as they only get paid commissions on leads that turn into actual product orders. The Company now employs 2 telemarketers in the UK and 1 in the U.S. The results have generated more than 300 leads over the past 3 months with about 30 new sales.

          o Pre-Sales Telephone Support: Propalms has 7 technical people who give free of charge pre sales support and 30 days post sales support, along with on site visits for TSE. The Company has 6 support people based in India who provide 24 hour support, 5 days a week. There is one technical consultant in Europe who helps the distributor with both support and on site visits.

          o Extra Support Revenue Services: Propalms provides a variety of support at additional costs for clients who request it.

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


o Online Pre-Sales Installation: Propalms has the ability to have online meetings with a client and actually take over their computer for training and product setup as required.

o On Site Pre-Sales Installation: Propalms tries to book an engineer to visit end users where the account has more then 500 nodes on their network. It gives the knowledge of successful installation and proper training on the product. This method of pre-sales has resulted in a 90% rate of conversion into firm orders.

o Funded Heads: Propalms provides large resellers with a funded head to work in their office with their sales desk to promote the TSE products.

U.S.  Office

Propalms intends to open an Office in USA by the end of December 2008. This office will become our worldwide headquarters and will run the finance, marketing, sales and support departments.
..

Research and Development

Since Propalms purchased the existing and established software product TSE, there is no current further major core development needed where this product is concerned. Since July 2005, Propalms has made two upgrades including a major upgrade V5.0 released in April 2006. It is our intention to continue this upgrade/development schedule, to provide our existing and future customers with practical features. In July 2006, we took over the key development team of the TSE product and have since expanded the team from a core group of 5 to a team of 18 people.

It is our intention to release a new enterprise product in 2008 that will be focused on large organizations and governmental bodies, and will host a range of major enhancements for this market.

Distributors

Propalms has distribution agreements in place with 36 distributors worldwide to resell the TSE software. These agreements permit distributors who find resellers to sell TSE licenses to the end-users. Our top 3 distributors are:

          o    Tridex Systems, USA

          o    TCB, Japan

          o    Global, Canada

Technical Support:

1st Line support for all resellers is available via chosen regional distributors. 2nd Line support will be available directly with Propalms via our email support alias support@propalms.com or on-line support directly with one of our representatives via Webex.

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The following additional technical resources are available via our website
www.propalms.com:
----------------

          o    Product downloads
          o    Searchable knowledgebase
          o    Press releases
          o    Case studies
          o    Public newsgroup
          o    Technical Newsletters

Product roadmaps will be published to keep our partners' technical staff up to date with our product development progress and future plans.

Technical Training and Accreditation:

To maximize revenue opportunity with Propalms products we provide to all partners technical staff training to our accreditation level. This in turn gives our partner the tools to provide implementation and support services directly to their customers.

Competition

The main competition in our industry comes from U.S. based Citrix, Inc. (NASDAQ:
CTRX), which has approximately 90% of the current market for products like ours. Over the last 3 years, Citrix has been growing in excess of 50% per annum, with 2006 revenue at approximately $1.08 Billion and net profit of approximately $196.75 Million.

Other competitors include: (1) Eircom, Quoted on the Tel Aviv stock exchange (has recently finished developing a thin client solution application at a substantial cost. Their strategy is to cross sell this new product to their existing customer base, but as of November 01, 2007, we do not believe that Eircom has made any significant sales); (2) Microsoft, which at this time does not sell a fully functioning thin client solution. They only provide the operating backbone to all servers called the Microsoft Terminal Server Edition.

Employees

Propalms employs 6 full time and 3 part time employees and enjoys good employee relations.

Item 2. Management's Discussion and Analysis or Plan of Operation.

Cautionary statement identifying important factors that could cause our actual results to differ from those projected in forward looking statements.

Pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, readers of this report are advised that this document contains both statements of historical facts and forward looking statements. Forward looking statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those indicated by the forward looking statements. Examples of forward looking statements include, but are not limited to (i) projections of revenues, income or loss, earnings per share, capital expenditures, dividends, capital structure and other financial items, (ii) statements of our plans and objectives with respect to business

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transactions and enhancement of shareholder value, (iii) statements of future economic performance, and (iv) statements of assumptions underlying other statements and statements about our business prospects.

Results of Operations - Years ended January 31, 2007 and January 31, 2006
-------------------------------------------------------------------------

Revenue
-------

Revenues are generated from the sale of licenses to our software and service and maintenance.

Total revenues for the period ending January 31, 2007 were $708,434, as compared to $142,009 for the period ended January 31, 2006. The increase is attributable to increased sales of our core products.

Cost of Revenue
---------------

Cost of Revenue increased from $90,325 in 2006 to $422,358 in 2007 and consists primarily of fees paid to outside firms to perform software support tasks, amortization of acquired product technology and capitalized software development costs, and other personnel-related costs of providing technical support and consulting, as well as, the Company's online services.

Expenses
--------

Expenses for the period ended January 31, 2006 and 2007 were $402,177 and $1,811,538, respectively. The increase is attributable primarily to expenses associated with process of becoming a publicly traded company and associated expenses to market out common stock.

Net Loss
--------

During the period ended January 31, 2007, the company recorded a Net Loss of $1,525,462 as compared to a loss $350,493 for period ending January 31, 2006. The increase is primarily attributable to the increase in expenses associated with becoming a public company.

Income Taxes
------------

As of January 31, 2007 and 2006, our UK subsidiary had net operating loss carry forwards which can be carried forward indefinitely to offset future taxable income. The deferred tax assets for the subsidiary at January 31, 2007 consist mainly of net operating loss carry forwards and were fully reserved as we believe it is more likely than not that these assets will not be realized in the future.

Assets and Liabilities
----------------------

At January 31, 2007 the Company had $419,750 in current assets and total assets of $1,390,691, and $2,358,470 in current liabilities and $2,660,549 in Total Liabilities.

Going Concern

As shown in the consolidated financial statements, during the year ended January 31, 2007, we incurred net losses of $1,525,462. In addition, we had a negative cash flow in operating activities amounting to $109,343 in the year ended

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January 31, 2007, and our accumulated deficit was $1,875,955 as of January 31,
2007. If we are unable to generate profits and unable to continue to obtain financing for our working capital requirements, we may have to curtail our business sharply or cease business altogether.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should we Company be unable to continue as a going concern. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis, to retain our current financing, to obtain additional financing, and ultimately to attain profitability. We are in the process of raising equity financing by private placement agreements to overcome the condition.

Item 3. Description of Property.

Property

The Company does not yet have any offices. All corporate operations are managed out of the Propalms, Ltd. offices in the UK. It is the intention to set up a Head Office in the US in 2008. Our UK subsidiary leases a main office located at Unit 7, The Maltings Castlegate Malton, North Yorkshire YO17 7DP, UK. The lease term is for 3 years, ending September 1, 2008. The U.S.-based marketing office is located at 9780 Mt. Pyramid Court, Ste.290, Englewood, CO, 80112, and the India office is located at 15 National Co-op Housing Society, ITI Road, Aundh, Pune 411007, India.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth as of the date hereof, the number of Shares beneficially owned by each director, officer and other Share holders owning of record and or beneficially, 5% or more of our Shares.

                                                                   Percentage
                                                                  of Ownership
                                                                  ------------
     Owen Dukes, CEO/Director                   115,475,000          36.98%
     Robert Zysblat, President/Director         115,475,000          36.98%
     Nakul Sood, Director                        10,000,000            .032%

     All officers and  directors as a group     240,950,000          73.99%


Certain of the above named Shareholders may be deemed "Promoters" or "Affiliates" of the Company as defined under the Act.

Item 5. Directors and Executive Officers, Promoters and Control Persons.

DIRECTORS AND OFFICERS

The Directors and Executive Officers of the Company as of the date of this offering are as follows:

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Name                     Age                        Position

Owen Dukes               40         CEO; Chairman; President of Propalms, Ltd.;
                                    Director

Robert Zysblat           50         President; Director

Nakul Sood               33         Director

The directors of the Company are elected annually by the shareholders for a term of one year, or until their successors are elected and qualified. The Officers are appointed by the Board of Directors at the annual meeting of directors immediately following each annual meeting of shareholders of the Company and serve at the pleasure of the Board of Directors.

Background of Directors and Executive Officers

Owen Dukes, CEO, Director: In July 2005, Dukes became a director of Propalms Ltd. and In Jan, 2006, he was appointed CEO. Mr. Dukes has twenty years extensive industry experience. He worked for Phoenix Distribution, the leading Microsoft reseller, as their UK channel Manager from 1993 to 2000. Mr. Dukes then worked as Business Development Manager for Surf Control PLC, from 2000 to 2001 building up their UK market to a multi million pound enterprise. In 2000, he launched Arc Technology Distribution Ltd, and purchased two other distributors, Unidirect Ltd and IPconnect Ltd. Over the next three years, Mr. Dukes restructured the ARC business and this year that company is expected to generate revenue in excess of $12 million. Since this period, he has taken a back seat in Arc, and as of Jan 2007, will be appointed chairman.

Robert Zysblat, President; Director: Mr. Zysblat has a well known entrepreneurial track record in the security software industry and has successfully led and sold a number of significant messaging companies. In 1998 he purchased 100% shareholding of Computer Communications Ltd, becoming CEO, and successfully sold this business in an MBO in July 2001. In December 2000, he purchased 5th Generation Messaging, becoming CEO, and sold all his stock in July 2002. In September 2002, he purchased MSS communications becoming Chairman, and sold the business in 2004. Mr. Zysblat since July 2005, now brings to Propalms a commercial focus and the ability to help customers implement and integrate products.

Nakul Sood, Director: Mr. Sood was formerly the Director of Product Management and Planning at New Moon Systems, Inc. and on the original development team of the Propalms TSE software. Several years later, New Moon Systems was purchased by Tarantella, Inc. where he was named the Director of IDC and Product Management. Just prior to the acquisition of Tarantella by Sun Microsystems, Mr. Sood founded Aloha Technology Pvt. Ltd where he is currently the Managing Director. Mr. Sood earned dual MBAs in Marketing and Information Systems from Hawaii Pacific University and his bachelor's in Mechanical Engineering while living in India.

Meetings and Committees of the Board
------------------------------------

The Board of Directors currently consists of three members. There are no committees of the Board. The Board meets as needed.

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Item 6. Executive Compensation.

The following table sets forth information concerning the annual and long-term compensation of our Chief Executive Officer, and the most highly compensated employees and/or executive officers who served at the end of the fiscal year 2006, and whose salary and bonus exceeded $100,000 for the fiscal year 2006, for services rendered in all capacities to us. The listed individuals shall be hereinafter referred to as the "Named Executive Officers."


                                          Annual Compensation

     Name and principal position   Year    Salary ($)   Bonus ($)   Other Annual
                                                                    Compensation

     Owen Dukes, CEO               2006     65,000          0            0

     Robert Zysblat, President     2006     65,000          0            0


Employment agreements

The Company has Employment Agreements with its executive officers. Each Employment Agreement will be renewed on a yearly basis unless the Company otherwise notifies them. The Employment Agreements provided for base salaries, exclusive of bonuses, merit raises and other options, if any, which may be awarded from time to time by the Board of Directors. The Employment Agreements require the Principles to refrain from disclosing confidential information regarding the Company, refrain from competing with the Company for one year following termination and contains an invention assignment clause in favor of the Company. Additionally, there are changes of control provisions in favor of the employees, which provide for an additional twelve-month salary post termination.

Item 7. Certain Relationships and Related Transactions and Director
Independence.

The Company's subsidiary has retained Katherine Dukes as the operations Manager in the UK office. During this period, she was compensated $66,968. Ms. Dukes is the wife to the CEO of the Company.

Item 8. Description of Securities.

Our Articles of Incorporation authorize the issuance of up to 500,000,000 shares of Common Stock, having a par value of $0.0001 per share and 20,000,000 shares of Preferred Stock, having a par value of $0.0001 per share.

Description of Common Stock. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and may not cumulate their votes for the election of directors. Shares of Common Stock are not redeemable, do not have any conversion or preemptive rights, and are not subject to further calls or assessments once fully paid.

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Holders of Common Stock will be entitled to share pro rata in such dividends and other distributions as may be declared from time to time by the board of Directors out of funds legally available therefore, subject to any prior rights accruing to any holders of preferred stock of the Company. Upon liquidation or dissolution of the Company, holders of shares of Common Stock will be entitled to share proportionally in all assets available for distribution to such holders.

Description of Preferred Stock. The terms, preferences, limitations and relative rights of the Preferred Stock are as follows:

     (a) The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited, but not to exceed one vote per share, or without voting powers, and with such designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in this Certificate of Incorporation or any amendment hereto, including (but without limiting the generality of the foregoing) the following:

         (i) the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased (but not above the total number of authorized shares of Preferred Stock and, except where otherwise provided by the Board of Directors in creating such series) or decreased (but not below the number of shares thereof then outstanding) from time to time by resolution by the Board of Directors;

         (ii) the rate of dividends payable on shares of such series, the times of payment, whether dividends shall be cumulative, the conditions upon which and the date from which such dividends shall be cumulative;

         (iii) whether shares of such series can be redeemed, the time or times when, and the price or prices at which shares of such series shall be redeemable, the redemption price, terms and conditions of redemption, and the sinking fund provisions, if any, for the purchase or redemption of such shares;

         (iv) the amount payable on shares of such series and the rights of holders of such shares in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation;

         (v) the rights, if any, of the holders of shares of such series to convert such shares into, or exchange such shares for, shares of Common Stock or shares of any other class or series of Preferred Stock and the terms and conditions of such conversion or exchange; and

         (vi) the rights, if any, of the holders of shares of such series to vote.

     (b) Except in respect of the relative rights and preferences that may be provided by the Board of Directors as hereinbefore provided, all shares of Preferred Stock shall be of equal rank and shall be identical, and each share of a series shall be identical in all respects with the other shares of the same series.

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


Transfer Agent, Registrar and Warrant Agent

Our transfer agent is Florida Atlantic Stock Transfer, 7130 Nob Hill Rd., Tamarac, Florida, 33321, phone number 954-726-6305.


                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

Our common stock began trading on the Pink Sheets over-the-counter system under the symbol "JLNY", but the symbol was changed to "PRPM" on February 14, 2007.

Historical Market Price Data for Common Stock
---------------------------------------------

The following table sets forth the range of high and low bid prices for the common stock for the period beginning January 1, 2007 and ending October 31. These over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not necessarily represent actual transactions.

Common Stock                             High ($)            Low ($)

Quarter Ended April 30, 2007              $.14                $.07
Quarter Ended July 30, 2007               $.12                $.05
Quarter Ended October 31, 2007            $.09                $.03
Period Ended November 12, 2007            $.04                $.03

Number of Shareholders and Total Outstanding Shares

As of November 1, 2007, approximately 312,239,135 shares of our common stock were outstanding and, as far as we can determine, were held by approximately 37 holders of record.

No dividends have been paid on the common stock, and none are expected to be paid in the foreseeable future.

Item 2. Legal Proceedings.

None.

Item 3. Changes in and Disagreements with Accountants.

Propalms changed accountants in June, 2007 to Kabani & Company, Inc., Certified Public Accountants, 6033 West Century Blvd., Suite 810, Los Angeles, CA 90045,
Phone: 310-694-3590. The previous accountants were Richard L. Brown & Company, P.A. in Tampa, Florida. There were no disagreements with the previous accountants.

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Item 4. Recent Sales of Unregistered Securities.

Pursuant to its Private Placement Memorandum dated January 1, 2007, MJMM Investments, LLC signed a Subscription Agreement dated January 9, 2007. During the period from January 16, 2007 to November 1, 2007, MJMM Investments, LLC purchased a total of 23,113,837 shares for the amount of $ 310,600.

Pursuant to its Private Placement Memorandum dated January 1, 2007, Ivest Group, LLC signed a Subscription Agreement dated January 10, 2007. During the period from January 26, 2007 to November 1, 2007, Ivest Group, LLC purchased a total of 1,093,441 shares for the amount of $30,000.

Item 5. Indemnification of Directors and Officers.

Nevada Revised Statutes Section 78.7502 provides for both discretionary and mandatory indemnification of officers and directors of the Company.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Surge pursuant to the foregoing provisions, or otherwise, Surge has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                    PART F/S





                               PROPALMS USA, INC.
                        Consolidated Financial Statements
                                January 31, 2007

                               PROPALMS USA, INC.
                           CONSOLIDATED BALANCE SHEET
                                January 31, 2007

                                     ASSETS


Current assets:
  Cash and cash equivalents                                         $    21,286
  Restricted cash                                                       119,714
  Accounts receivable, net of allowance
    of doubtful accounts of $10,354                                     129,528
  Prepaid expenses and other current assets                             149,222
                                                                    -----------
    Total current assets                                                419,750

Property and equipment, net of
 accumulated depreciation of $6,318 (note 3)                             13,151

Intangible assets, net of accumulated
     amortization of $284,969 (note 5)                                  957,789
                                                                    -----------
    Total assets                                                    $ 1,390,691
                                                                    ===========

                       LIABILITIES & STOCKHOLDERS' DEFICIT

Current liabilities:
  Accounts payable                                                  $   256,342
  Accrued expenses                                                      433,716
  Notes payable (note 6)                                                746,392
  Loans from shareholders (note 7)                                      147,178
  Deferred revenue                                                      582,880
  Derivative liability                                                  191,962
                                                                    -----------
    Total current liabilities                                         2,358,470

Long term liabilities:
Deferred revenue                                                         55,697
Notes payable (note 6)                                                  246,382
                                                                    -----------
    Total long term liabilities                                         302,079
                                                                    -----------
    Total liabilities                                               $ 2,660,549

Commitments and Contingencies (Note 8)                                     --

Stockholders' deficit:
  Common stock, $0.0001 par value; 500,000,000
   shares authorized; 384,630,782
   issued and 272,797,448 outstanding                                   272,797
  Additional paid in capital                                            329,844
  Subscription receivable                                               (10,000)
  Accumulated deficit                                                (1,875,955)
  Comprehensive gain                                                     13,456
                                                                    -----------
    Total deficit in stockholders' deficit                           (1,269,858)
                                                                    -----------
    Total liabilities and
        stockholders' deficit                                       $ 1,390,691
                                                                    ===========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.



                                  PROPALMS USA, INC.
                         CONSOLIDATED STATEMENTS OF OPERATIONS
                     FOR THE YEARS ENDED JANUARY 31, 2007 AND 2006



                                                           2007            2006
                                                      -------------    -------------

    Net revenue                                       $     708,434    $     142,009

    Cost of revenue                                         422,358           90,325
                                                      -------------    -------------
       Gross profit                                         286,076           51,684

    Expenses:
       Research and development                             184,570          117,341
       Sales and marketing                                  350,017          150,127
       General & administrative                           1,024,817           95,454
       Impairment loss                                       67,700             --
                                                      -------------    -------------
       Total operating expenses                           1,627,104          362,922
                                                      -------------    -------------

    Net operating loss                                   (1,341,028)        (311,238)

    Other (income) expenses:
       Interest income                                       (2,525)            --
       Interest expense                                      70,197           39,255
       Change in fair value of derivative liability         116,762             --
                                                      -------------    -------------
       Total other expenses                                 184,434           39,255
                                                      -------------    -------------

    Net loss                                             (1,525,462)        (350,493)

    Other comprehensive income (loss):
       Foreign currency translation                          13,456             --
                                                      -------------    -------------


   Comprehensive loss                                 $  (1,512,006)   $    (350,493)
                                                      =============    =============

Basic and diluted loss per share:

   Net loss                                           $       (0.01)   $       (0.00)
                                                      =============    =============

Weighted average shares used in calculating
   net loss per share - Basic and diluted               233,031,170      230,000,000
                                                      =============    =============


                    The accompanying notes are an integral part of
                       these consolidated financial statements.

                                          16

                               PROPALMS USA, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      Years Ended January 31, 2007 and 2006



                                                         2007           2006
                                                     -----------    -----------
Cash flows from operating activities:
  Net (loss)                                         $(1,525,462)   $  (350,493)

Adjustments to reconcile net loss
  to net cash (used in) provided by
  operating activities:
  Amortization                                           186,358         81,115
  Depreciation                                             4,609          1,292
  Stock issued for services                              582,500           --
  Impairment loss                                         67,700           --
  Provision for bad debt                                  53,286           --
  Options expense                                          4,700           --
  Change in fair value of derivative liability           116,762           --

Increase in assets
      Increase in accounts receivables                   (86,415)       (77,746)
      Increase in prepaid expenses and
        other current assets                             (70,571)       (11,185)
Increase in liabilities
      Increase in accounts payable                       357,643         78,830
      Increase in accruals & deferred revenue            168,387         55,016
      Increase in customer support                        31,160        495,652
                                                     -----------    -----------
      Net cash provided by(used in)
       operating activities                             (109,343)       272,481
                                                     -----------    -----------

Cash flows used in investing activities:
  Acquisition of intangible assets                      (161,913)    (1,027,711)
  Purchases of property and equipment                     (4,546)       (13,194)
  Restricted cash                                       (119,714)          --
                                                     -----------    -----------

      Net cash used in
         investing activities                           (286,173)    (1,040,905)
                                                     -----------    -----------

Cash flows from financing activities:
  Payment on note payable                                   --          (20,905)
  Proceeds from issuance of note payable                 289,036        761,261
  Proceeds from loans from shareholders                   27,845        106,050
  Issuance of common stock for cash                       10,000            141
                                                     -----------    -----------
      Net cash provided by
        financing activities                             326,881        846,547
                                                     -----------    -----------
      Effect of exchange rate on
         cash & cash equivalents                          11,798           --

Net increase in cash & cash equivalents                  (56,837)        78,123

Cash & cash equivalents beginning of period               78,123           --
                                                     -----------    -----------
Cash & cash equivalents end of period                $    21,285    $    78,123
                                                     ===========    ===========
Supplemental disclosures:
Interest paid                                        $    70,197    $    39,255
Income tax paid                                      $      --      $      --


                 The accompanying notes are an integral part of
                    these consolidated financial statements.



                                                        PROPALMS USA, INC.
                                          CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                                           For The Years Ended January 31, 2007 and 2006



                                                            Additional
                                 Common        Common        Paid in     Subscription   Comprehensive  Accumulated      Total
                                 Shares         Par          Capital      receivable        Loss         Deficit        Equity
                               -----------   -----------   -----------    -----------    -----------   -----------    -----------
Opening balance                230,000,000   $   230,000   $  (229,859)   $      --      $      --     $      --      $       141

Net loss for the period from
inception to
 January 31, 2006                     --            --            --             --             --        (342,978)      (342,978)

                               -----------   -----------   -----------    -----------    -----------   -----------    -----------
Balance as of January 31,
2006                           230,000,000       230,000      (229,859)          --             --        (350,493)      (350,352)

Recapitalization as a result
of  reverse merger              21,380,782       121,381       (21,381)          --             --            --      $      --

Shares issued for cash           1,666,666         1,667        18,333        (10,000)          --            --           10,000

Stock issued for services       19,750,000        19,750       562,750           --             --            --          582,500

Comprehensive loss                    --            --            --             --           13,456          --           14,360
Net Loss for the year ended
 January 31, 2007                     --            --            --             --             --      (1,525,462)    (1,525,462)

                               -----------   -----------   -----------    -----------    -----------   -----------    -----------
Balance as of January 31,
2007                           272,797,448   $   272,797   $   329,844    $   (10,000)   $    13,456    (1,875,955)   $(1,269,859)
                               ===========   ===========   ===========    ===========    ===========   ===========    ===========


                         The accompanying notes are an integral part of these consolidated financial statements.

                                                                18

                                PROPALMS USA, INC
                        NOTES TO THE FINANCIAL STATEMENTS
                            January 31, 2007 and 2006

Note 1 - Nature of Business

Nature of Business

Propalms, Inc. (the "Company"), formerly Jenna Lane, Inc. (Jenna Lane), was incorporated in 1995 under the laws of the State of Nevada.

Propalms Ltd was a UK registered company incorporated in October 2001 with a fiscal year end of January 31. On July12, 2005 Propalms, Ltd. purchased from Tarantella, Inc. a license and purchase option agreement for the world wide intellectual property rights, including the entire customer base and all the ongoing maintenance revenue, of a software product called Terminal Services Edition ("TSE"). Jenna Lane is a Nevada Corporation, incorporated in 1995. Jenna Lane was a non-operating company. On December 8, 2006, shareholders of Propalms Ltd. purchased 13,750,000 shares of Jenna Lane. On December 9, 2006, Jenna Lane entered into an agreement with all the shareholders of Propalms Ltd. to exchange 230,000,000 shares of Jenna Lane for all the issued and outstanding stock of Propalms Ltd. After the consummation of the agreement, the former shareholders of Propalms Ltd. own 243,750,000 shares of common stock of Jenna Lane, which represent 89.35% of Jenna Lane's outstanding shares.

The exchange of shares with Propalms, Ltd. has been accounted for as a reverse acquisition under the purchase method of accounting since the shareholders of the Propalms, Ltd. obtained control of the consolidated entity. Accordingly, the merger of the two companies has been recorded as a recapitalization of Propalms Ltd, with Propalms Ltd. being treated as the continuing entity. The historical financial statements presented are those of Propalms Ltd. The continuing company has retained January 31 as its fiscal year end. The financial statements of the legal acquirer are not significant; therefore, no pro forma financial information is submitted.

The consolidated financial statements include the accounts of Propalms, Inc. and its wholly owned subsidiary, Propalms Ltd. All significant inter-company accounts and transactions have been eliminated in consolidation.

During December 2006 Jenna Lane increased its authorized common shares to 500,000,000 in order to acquire Propalms Ltd.

In March 2007 Jenna Lane, Inc. changed its name to Propalms USA, Inc. and its ticker symbol to PRPM.PK in order to better reflect the nature of the Company's business. As a result of this recapitalization and reorganization, the financial statements of the Company reflect the results of operations beginning on July 12, 2005 (since "Inception"). Further, on June 22, 2007 Propalms USA, Inc. changed its name to Propalms, Inc. to better reflect the Company's international sales and global presence.

Propalms Inc., through Propalms Ltd., develops TSE which offers users a complete management product for the Microsoft server-based computing (SBC) environment. TSE allows users to manage and operate all their software applications centrally on their servers rather than on each individual desktop computer. The Company markets and licenses its products through multiple channels such as value-added resellers and channel distributors.

Note 2 - Summary of significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Accounts Receivable:

The Company's customer base consists of a geographically dispersed customer base. The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Reserves are recorded primarily on a specific identification basis.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation is computed using various methods over the estimated useful lives of the assets, which is four years. Depreciation expense was $4,609 and $1,292 for the periods ended January 31, 2007 and 2006, respectively.

The Company accounts for the costs of computer software developed or obtained for internal use in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Company capitalizes costs of materials, consultants, and payroll and payroll-related costs for employees incurred in developing internal-use computer software. These costs are included with "Computer equipment and software." Costs incurred during the preliminary project and post-implementation stages are charged to general and administrative expense.

Intangible Assets:

Intangible assets consist of product licenses, renewals, distributor relationships and goodwill. The Company evaluates intangible assets, goodwill and other long-lived assets for impairment, at least on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Recoverability of intangible assets, other long-lived assets and, goodwill is measured by comparing their net book value to the related projected undiscounted cash flows from these assets, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. If the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired, and a second test is performed to measure the amount of impairment loss. Potential impairment of goodwill is being evaluated in accordance with SFAS No. 142.

As part of intangible assets, the Company capitalizes certain computer software development costs in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Costs incurred internally to create a computer software product or to develop an enhancement to an existing product are charged to expense when incurred as research and development expense until technological feasibility for the respective product is established. Thereafter, all software development costs are capitalized and reported at the lower of unamortized cost or net realizable value. Capitalization ceases when the product or enhancement is available for general release to customers.

The Company makes on-going evaluations of the recoverability of its capitalized software projects by comparing the amount capitalized for each product to the estimated net realizable value of the product. If such evaluations indicate that the unamortized software development costs exceed the net realizable value, the Company writes off the amount which the unamortized software development costs exceed net realizable value. Capitalized and purchased computer software development costs are being amortized ratably based on the projected revenue associated with the related software or on a straight-line basis over three years, whichever method results in a higher level of amortization.

Impairment of Long-Lived Assets

The Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121,"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business." The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144. SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal. As of January 31, 2007, the Company determined that there was an impairment of $95,480 to the value of the software.

Revenue Recognition

The Company recognizes its revenue in accordance with the Securities and Exchange Commissions ("SEC") Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104") and The American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-4 and SOP 98-9, SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," and Accounting Research Bulletin 45 (ARB 45) "Long-Term Construction Type Contracts." The Company's revenue recognition policy is as follows:

License Revenue: The Company recognizes revenue from license contracts without major customization when a non-cancelable, non-contingent license agreement has been signed, delivery of the software has occurred, the fee is fixed or determinable, and collectibilty is probable. Revenue from the sale of licenses with major customization, modification, and development is recognized on a percentage of completion method, in conformity with ARB 45 and SOP 81-1. Revenue from the implementation of software is recognized on a percentage of completion method, in conformity with Accounting Research Bulletin ("ARB") No. 45 and SOP 81-1. Any revenues from software arrangements with multiple elements are allocated to each element of the arrangement based on the relative fair values using specific objective evidence as defined in the SOPs. An output measure of "Unit of Work Completed" is used to determine the percentage of completion which measures the results achieved at a specific date. Units completed are certified by the Project Manager and EVP IT/ Operations.

Services Revenue: Revenue from consulting services is recognized as the services are performed for time-and-materials contracts. Revenue from training and development services is recognized as the services are performed. Revenue from maintenance agreements is recognized ratably over the term of the maintenance agreement, which in most instances is one to two years.

The Company markets and licenses its products, Propalms Terminal Server Edition ("TSE"), primarily through indirect channels such as value-added resellers and channel distributors. The product license is perpetual and includes either one to two years of maintenance. Maintenance includes enhancements and unspecified software upgrades.

Fair Value:

Unless otherwise indicated, the fair values of all reported assets and liabilities, which represent financial instruments, none of which are held for trading purposes, approximate carrying values of such amounts.

Advertising Costs:

The Company expenses the cost of advertising as incurred. Advertising costs for the years ended January 31, 2007 and 2006 were insignificant.

Net Income/Loss Per Share:

Net income/loss per share is calculated in accordance with the Statement of financial accounting standards No. 128 (SFAS No. 128), "Earnings per share." Basic net income/loss per share is based upon the weighted average number of common shares outstanding. Diluted net income per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

The weighted average number of shares used to compute basic and diluted loss per share is the same in these consolidated financial statements for the years ended January 31, 2007 and 2006 since the effect of dilutive securities is anti-dilutive.

Product Concentration

The Company derives substantially all of its revenues from its TSE Server product and anticipates that this product and future derivative products and product lines based upon this technology will continue to constitute a majority of its revenue. The Company could experience declines in demand for this product, whether as a result of general economic conditions, new competitive product releases, price competition, lack of success of its strategic partners, technological change or other factors. The total revenue generated during the year ended January 31, 2007 from the product was $708,434 and the receivable as of January 31, 2007 was $129,528.

Cost of Revenues

Cost of revenues consists primarily of fees paid to outside firms to perform software support tasks, amortization of acquired product technology and capitalized software development costs, and other personnel-related costs of providing technical support and consulting, as well as, the Company's online services.

Foreign Currency & Operations

The functional currency was the Great Britain Pound for the year ended January 31, 2007. The January 31, 2007 financial statements of the Company were translated to United States dollars using year-end exchange rates as to assets and liabilities and average exchange rates as to revenues and expenses. Capital accounts were translated at their historical exchange rates when the capital transactions occurred. Net gains and losses resulting from translation of foreign currency financial statements are included in the statements of stockholder's equity as other comprehensive income or (loss). Foreign currency transaction gains and losses are included in consolidated income (loss).

Approximately 40% of the Company's revenues are derived from sales to business in the United Kingdom, 6.5% are derived from sales to business in Europe, and 1.5% are derived from sales to business in Canada. The remaining 52% of revenues are derived from sales to business in the United States, Central and South America, and Asia.

Income Taxes:

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 ("SFAS 109"). Under SFAS 109, deferred income tax assets or liabilities are computed based on the temporary difference between the financial statement and income tax bases of assets and liabilities using the currently enacted marginal income tax rate. Deferred income tax expenses or credits are based on the changes in the deferred income tax assets or liabilities from period to period. Deferred tax assets may be recognized for temporary differences that will result in deductible amounts in future periods and for loss carry forwards. A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

As of January 31, 2007 and 2006, the Company's UK subsidiary had net operating loss carry forwards which can be carried forward indefinitely to offset future taxable income. The deferred tax assets for the subsidiary at January 31, 2007 consists mainly of net operating loss carry forwards and were fully reserved as the management believes it is more likely than not that these assets will not be realized in the future.

The following table sets forth the significant components of the net deferred tax assets for operation in the UK as of January 31, 2007 and 2006.

                                                  2007                2006
                                                 ------              ------
         Net Operating Loss Carryforward      $ 1,086,085         $   195,008
         Total Deferred Tax Assets                206,350              37,050
         Less:  Valuation Allowance              (206,350)            (37,050)
                                              -----------         -----------
             Net Deferred Tax Asset           $      --           $      --
                                              ===========         ===========


The following is a reconciliation of the provision for income taxes at the U.S. federal income tax rate to the income taxes reflected in the Statement of
Operations:

                                                     January 31,    January 31,
                                                        2007           2006
                                                     -----------    -----------
Tax expense (credit) at statutory rate-federal               (34)           (34)
State tax expense net of federal tax                          (6)            (6)
Changes in valuation allowance                                40             40
Foreign income tax:
UK                                                            19             19
Changes in valuation allowance                               (19)           (19)
Tax expense at actual rate                                   -
                                                     ===========    ===========


Stock-based compensation

The Company adopted SFAS No. 123 (Revised 2004), Share Based Payment ("SFAS No. 123R"), under the modified-prospective transition method on October 1, 2006. SFAS No. 123R requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. Share-based compensation recognized under the modified-prospective transition method of SFAS No. 123R includes share-based compensation based on the grant-date fair value determined in accordance with the original provisions of SFAS No. 123, Accounting for Stock-Based Compensation, for all share-based payments granted prior to and not yet vested as of October 1, 2006 and share-based compensation based on the grant-date fair-value determined in accordance with SFAS No. 123R for all share-based payments granted after October 1, 2006. SFAS No. 123R eliminates the ability to account for the award of these instruments under the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and allowed under the original provisions of SFAS No.
123. Prior to the adoption of SFAS No. 123R, the Company accounted for our stock option plans using the intrinsic value method in accordance with the provisions of APB Opinion No. 25 and related interpretations. The Company has not granted any stock-based compensation to any employees, officers or directors at January 31, 2007.

Segment Reporting

Statement of financial accounting standards No. 131, Disclosures about segments of an enterprise and related information (SFAS No. 131), which superseded statement of financial accounting standards No. 14, Financial reporting for segments of a business enterprise, establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performances. The Company allocates its resources and assesses the performance of its sales activities based upon geographic locations of its customers (see Note 2, Foreign Currency and Operations.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements, during the year ended January 31, 2007, the Company incurred net losses of $1,525,462. In addition, the Company had a negative cash flow in operating activities amounting $109,343 in the year ended January 31, 2007, and the Company's accumulated deficit was $1,875,955 as of January 31, 2007. If the Company is unable to generate profits and unable to continue to obtain financing for its working capital requirements, it may have to curtail its business sharply or cease business altogether.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to retain its current financing, to obtain additional financing, and ultimately to attain profitability. The Company is in the process of raising equity financing by private placement agreements to overcome the condition.

Recent Accounting Pronouncements:

In February 2006, FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments". SFAS No. 155 amends SFAS No 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 155, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of the Company's first fiscal year that begins after September 15, 2006. Management is currently evaluating the effect of this pronouncement on the financial statements.

In March 2006 FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets." This Statement amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:

     o Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.

     o Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.

     o Permits an entity to choose amortization method or fair value measurement method for each class of separately recognized servicing assets and servicing liabilities.

     o At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.

     o Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.


This Statement is effective as of the beginning of the Company's first fiscal year that begins after September 15, 2006. Management is currently evaluating the effect of this pronouncement on financial statements.

In September 2006, FASB issued SFAS No. 157 "Fair Value Measurements". This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management is currently evaluating the effect of this pronouncement on financial statements.

In September 2006, FASB issued SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)". This Statement improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007. However, an employer without publicly traded equity securities is required to disclose the following information in the notes to

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

financial statements for a fiscal year ending after December 15, 2006, but before June 16, 2007, unless it has applied the recognition provisions of this Statement in preparing those financial statements:

     o    A brief description of the provisions of this Statement
     o    The date that adoption is required
     o The date the employer plans to adopt the recognition provisions of this Statement, if earlier.

The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. Management is currently evaluating the effect of this pronouncement on financial statements.

In February 2007, FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." FAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to specific requirements outlined in the new Statement.

FAS 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. FAS 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. Management is currently evaluating the effect of this pronouncement on financial statements.

Reclassifications

Certain reclassifications have been made to the 2006 financial statements to conform with the 2007 presentation.

Note 3 - Property and Equipment

Property and equipment at January 31, 2007 are as follows:

              ========================================
              ----------------------------------------
              Computer and office equipment    $15,489
              Computer software                  2,644
              Furniture and fixtures             1,336
              ----------------------------------------
                Total Property and
              Equipment                         19,469
              ----------------------------------------
              Less: Accumulated Depreciation    (6,318)
              ----------------------------------------
              Net Property & Equipment         $13,151
              ========================================

Depreciation expense amounts to $4,609, and $1,292 for the years ended January 31, 2007 and 2006, respectively.

Note 4 - Acquisitions

Concurrent with the inception of business on July 12, 2005, the Company completed the acquisition of $1,008,000 in net intangible assets from an unrelated third party. The Company engaged an independent valuation expert to

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


estimate the fair values of the assets and liability acquired. The excess of consideration given over the fair value of the assets and liability acquired has been recorded as goodwill. The assets acquired consisted of $604,000 in developed software technology and $404,000 in customer relationships. Additionally, the Company assumed an obligation to continue to provide support and maintenance to the existing users of the acquired software technology.

The determination of the fair value of this obligation of $143,000 was based on estimates and assumptions provided by the Company. The estimated fair value of this obligation was determined by utilizing a cost build-up approach plus a normal profit margin. The Company did not include any costs associated with selling efforts, research and development or the related fulfillment margins on these costs as they were not deemed to represent a legal obligation at the time of the acquisition.

This obligation is being amortized to revenues over a two-year period on a pro-rata basis. During the period ended January 31, 2007, the Company recognized $74,744 as revenue related to the amortization of this obligation. The net remaining value of the obligation at January 31, 2007 is comprised of a current portion of $32,898, which is included in deferred revenue in the accompanying balance sheet.

Note 5 - Goodwill and Intangible Assets

Intangible assets consist of acquired developed software technology, acquired customer relationship, capitalized software development costs and goodwill.

The components of intangible assets at January 31, 2007 are summarized as follows:

          ----------------------------------------------------------
                                               2007        Est. Life
                                            ---------      ---------
          ----------------------------------------------------------
          Developed Software Technology     $ 571,216        5 years
          Customer Relationships              445,935       10 years
          ----------------------------------------------------------
          Software Development Costs          197,827        2 years
          ----------------------------------------------------------
          Less: Accumulated
          Amortization                       (284,969)
          ----------------------------------------------------------
          Net intangible assets             $ 930,009
          ==========================================================

The developed software technology and software development costs are being amortized to cost of revenues. The value of the customer relationships is being amortized to Sales and Marketing expense. The amortization for the years ended January 31, 2007 and 2006 amounted to $209,542 and $81,115, respectively.

The Company determined as of January 31, 2007, that the value of software was impaired and recognized an impairment loss of $67,700.

Note 6- Derivative liability

During the year ended January 31, 2007, the Company entered into an agreement with an investor relation firm to provide services for a period of two years. The fees for the services were determined to be $37,500 per month or 1,500,000 shares and 4,000,000 options exercisable for a term of 2 years. These options are exercisable at 40% discount to the 10 day average closing bid price for the 10 days immediately prior to the date the consultant gives notice to exercise the options. As the options do not have a fixed exercise price, therefore, these options have been separately presented as a derivative liability as of January

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


31, 2007 in the accompanying balance sheet having a value of $191,962. The value of the option was calculated using the Black-Scholes model using the following assumptions: Discount rate of 4.13%, volatility of 281% and expected term of 2 years. The fair value of the option liability will be adjusted to fair value each balance sheet date with the change being shown as a component of net loss.

The fair value of the options at inception was $75,200 which was charged to consulting fee and is being amortized over the term of the agreement. As of January 31, 2007, the unamortized portion of the fee was $70,500 which has been shown as a part of the prepaid expenses in the accompanying balance sheet.

The Black-Scholes pricing model used the following assumptions:

                  Risk-free interest rate                     4.13%
                  Expected life                               2 years
                  Expected volatility                         100%
                  Dividend yield                               0%


                                                                     Aggregated
                                                    Exercise         Intrinsic
                                     # shares        Price             Value
                                    ---------      ---------         ---------
Options:
Outstanding and exercisable,
January 31, 2006                         --        $   --            $    --

      Granted                       4,000,000         0.012              4,800

      Exercised                          --            --                 --

      Expired                            --            --                 --
                                    ---------      ---------         ---------
Outstanding and exercisable,
June 30, 2007                       4,000,000      $  0.012          $ 152,000


Note 7 - Debt

To finance the acquisition of those certain assets and liabilities in July 2005, the Company made an initial cash payment of $100,000 and agreed to make payments to the seller over a scheduled 30-month period, for a total of $900,000. The agreement calls for quarterly payments of $50,000, with the initial payment due October 2005, until December 2007, at which time the remaining balance is due and payable. This note is non-interest bearing. In recording this liability, the Company imputed approximately $135,000 of interest using a rate of 8%.

At January 31, 2007, the remaining obligation owed the seller is $800,000. The balance sheet at January 31, 2007 reflects a total amount of $705,163. The difference between the amount actually owed to the seller and the amount of debt on the accompanying balance sheet reflects imputed interest that will be recognized as interest expense over the life of the indebtedness.

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


On July 10, 2006 the Company received working capital loan financing from HSBC Plc. Interest is charged on a monthly basis and repayments of principal and interest are made monthly. The total principal outstanding at January 31, 2007 was $287,611 of which $41,229 is recorded as current and $246,382 is recorded as long term. Interest charged for the period ended January 31, 2007 was $11,008. The loan is repayable over a ten year period beginning three months from July 2006 in fixed monthly installments of $3,436 per month inclusive of interest. Interest is at 2.2% margin over the bank's base rate. A proportion of the initial sum advanced (40%) is held on deposit with HSBC Plc and is included in restricted cash assets; the remainder of the original loan (60%) has been secured by the personal guarantee of the Company's CEO.

The maturity schedule of the loan over the next five years ending January 31 is as follows:

     2008             $41,229
     2009              41,229
     2010              41,229
     2011              41,229
     2012              41,229

Note 8 - Loans from Shareholders

As part of the Company's July 2005 reorganization and recapitalization discussed in Note 1, each of the two shareholders loaned the Company $53,205. These notes are non-interest-bearing and due on demand or upon certain events that would effect a change in control of the Company. Further advances made to the Company during the period ended January 31, 2007 amounted to $40,768. The total amount owed, of $147,178, is reflected as current as it is a demand note.

Note 9 - Commitments and Contingencies

At January 31, 2007 there were no material commitments or contingencies. The Company leases office space in the United Kingdom on a month-to-month basis. This lease is accounted for as an operating lease.

The company has a 2 year agreement with an investor relations firm. The agreement entails a cash fee of $37,500 per month or 1,500,000 shares of the company per month. The agreement is through December 15, 2008.

The company also has executive agreements with the President & CEO of the company for a monthly salary of approximately $65,000 per annum. These agreements can be cancelled at the age of 65 years of the executive or after giving 6 months notice.

Note 10 - Factoring agreement

During the period the Company engaged arranged an invoice financing facility from G.E. Capital Financing, a factoring firm. The facility has a minimum period of 24 months. The advance percentage is 75% and the advance period is 90 days from the end of month of invoice date. The approved currencies are Euro, Sterling Pound & US$ and Canadian dollar. Advances on debts due to be collected at January 31, 2007 by G.E. Capital are included in accrued expenses and amounted to $61,071. The company has provided a fixed and floating charge over

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


its assets and guaranteeing the obligations. A personal guarantee and indemnity executed by the CEO and president limited to 30,000 GBP. The Company discontinued this facility effective April 2007.

Note 11 - Stockholders Deficit

On December 9, 2006, we entered into a Share Exchange Agreement (the "Exchange Agreement") with Propalms Ltd., a privately owned UK company ("Propalms Ltd."), and the beneficial owners of all of Propalms Ltd's shares, (the "Shareholders"), pursuant to which the Registrant acquired all of the issued and outstanding shares of stock of Propalms Ltd in exchange for the issuance in the aggregate of 230,000,000 shares of common stock of the Company (the "Shares") to the Shareholders of Propalms Ltd.

During the period ended January 31, 2007 the Company issued a total of 272,797,448 common shares as follows:

     ==========================================================================
                                                 Shares Issued     Total Shares
                                                 =============     ============
     --------------------------------------------------------------------------
     Issued for services                             19,750,000      19,750,000
     Issued for stock subscriptions                   1,666,666      21,416,666
     --------------------------------------------------------------------------
     Issued to existing shareholders of Jenna
     Lane, Inc.                                      21,380,782      42,797,448
     --------------------------------------------------------------------------

As part of the Jenna Lane purchase, the Company was obligated to reserve 25,000,000 shares of common stock for one year from the closing date.

Note 12- Related Party Transactions

During the year ended January 31, 2007, the Company paid $56,478 each as annual compensation to the President and to the CEO of the Company who are also the major shareholders of the Company. The Company has retained Katherine Dukes as the operations Manager. During this period, she was compensated $66,968. Ms. Dukes is the wife to the CEO of the Company.

Note 13 - Subsequent Events

Termination of Factoring Contract

     In April 2007, Propalms terminated their factoring contract with GE
Finance.


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


                                    PART III

Item 1.  Index to Exhibits

         2.1      Certified Articles of Incorporation, State of Nevada
         2.2      Certified Corporate Charter, State of Nevada
         2.3      Corporate Bylaws
         3.1      Certified Certificate of Amendment, State of Nevada
         3.2      Certified Articles of Merger, State of Nevada

Item 2.  Description of Exhibits

         2.1      Certified Articles of Incorporation, State of Nevada
         2.2      Certified Corporate Charter, State of Nevada
         2.3      Corporate Bylaws
         3.1      Certified Certificate of Amendment, State of Nevada
         3.2      Certified Articles of Merger, State of Nevada


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



                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     PROPALMS, INC.



     Date:     11-13-07                     By:  /s/  Robert Zysblat
          -------------------                  --------------------------------
                                                      Robert Zysblat, President

                                       33